Lotus Pharmaceuticals

December 2007






Safe Harbor

This presentation contains "forward-looking statements" within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of sales, future national or regional economic and competitive and regulatory conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors. Additional Information regarding risks can be found in the Company’s Annual Report on Form 10K filed with the SEC. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to update the forward-looking information contained in this presentation.

Corporate Profile

- A developer, manufacturer & distributor of pharmaceutical products in the PRC market
- Operations began in September 1999
- Listed on OTCBB through reverse merger in September 2006
- Headquartered in Beijing, China
- Core Strengths:
  - National sales & distribution channel: hospital sales reps; distributors; retail pharmacies
  - Strong pipeline of 20 products
- Revenue streams:
  - Wholesale drug sales
  - Contract manufacturing
  - Retail drug sales
  - Contract research

Revenues for 2005: **$18.3M**
Revenues for 2006: **$36.2M**
Revenues through 3Q of 2007: **$37.6M**

Investment Highlights

- Significant marketing and distribution channels to the hospital systems in China
- Established product portfolio
- Strong pipeline of branded generics and innovative pharmaceuticals in the leading therapeutic classes
- China's tremendous growth potential in the pharmaceutical industry
- High growth and increasing return: Revenues increased over 97% YoY in 2006 and net income increased over 100% YoY in 2006
- Extensive management experience in the industry

Market Potential

Growing Chinese Pharmaceutical Industry

Total Market Demand Growth



In Billions of US$
120
100
80
60
40
20
0
CAGR = 12.1%
10.4
15.1
26.7
50.7
102.7
1995
2000
2005
2010
2015

Source: The Freedonia Group

Sales Breakdown by Manufacturers



Imported Products, 21.9%
Joint Venture, 47.6%
Domestic Producers, 30.5%

Source: Frost & Sullivan, 2004

Comparison of Global Pharmaceutical Markets Compound Annual Growth Rate (2000 – 2005)



CAGR (in %)
14
12
10
8
6
4
2
0
2.3
5.6
6
7.5
8.2
8.3
9.3
9.9
10.7
11.8
12.7
Japan
Belgium
France
Germany
Italy
U.K.
Australia
Spain
Canada
U.S.
China

Source: Frost & Sullivan

Key Characteristics

1. Chinese government spending less on healthcare
   - Individuals forced to shoulder more of cost
2. China's per capita expenditure on pharmaceuticals is among the lowest in the world
   - < $15 annually
3. Demand has shifted to low-cost drugs
   - Domestic manufacturers produce almost exclusively generics
     - 97% of output

Complex Distribution System

Hospitals

- Distribute 80% of the drugs sold in China
- Over 10,000 wholesalers act as middlemen to distribute from manufacturers to hospital market while demanding a large portion of profit margin
  - China lacks the infrastructure for the development of a national distribution system

Division of Profits Earned in Hospital Sales



50%
25%
25%
Hospitals
Distributors
Manufacturers

Pharmacies

- Central government is encouraging development of retail pharmacies
  - Promotes separation of prescribing and dispensing functions
    - Limits over-prescription
    - Reduces exorbitant hospital mark-ups
    - Abates corruption
- Domestic companies have begun to build chain drug store networks through acquisition

Opportunity for Market Leaders

LOTUS pharmaceuticals

Fragmented Industry

- Total pharmaceutical manufacturers:
  - ~4,000
- Average Revenue:
  - ~RMB 50M, or ~$7M US
- Average R&D:
  - ~5% of revenues; lack of innovation a key reason for absence of leader

Trend of Consolidation

- GMP certification reduced the number of pharmaceutical manufacturers from 6,000 to less than 4,000
- Market driven competition may eliminate more small players

<u>Characteristics of future market leaders</u>:

- Well-established nationwide sales and distribution network
- Strong product development capabilities
- Access to capital

LOTUS IS WELL-POSITIONED TO EMERGE AS A LEADER IN THE INDUSTRY

Competitive Strengths

Sales and Distribution

Powerful Sales Network

- 100+ salespeople / hospital sales reps
- Beijing Headquarters + 4 regional sales offices

Extensive Distribution Channels

- Cover 28 provinces
- 300+ distributors
- Sell direct to 40+ and distribute to 1,000+ hospitals (Class 2A and above)

2007 Wholesale Revenue Geographic Breakdown



Others, 7.7%
Hubei, 4.1%
Henan, 5.1%
Inner Mongolia, 27.4%
Hunan, 6.2%
Sichuan, 7.1%
Guangdong, 13.1%
Yunnan, 8.4%
Guangxi, 9.4%
Anhui, 11.5%

~ About 40% of wholesale revenues were generated from direct sales to hospitals

Retail Pharmacies in Beijing



Store Location of Pharmacies Operated by Lotus
Beijing International Airport
Second Ring
Third Ring
Fourh Ring
Fifth Ring
Tiananmen Square
City of Beijing

Proven Track Record of Product Development

Focused Branded Product Development and Marketing Efforts in Each Period

2001 – 2004



Mai Xin

2004 – 2005



Mai Xin



Mu Xin

2005 – 2006



Mai Xin



Mu Xin



Jun Xin

2007 and on



Mai Xin



Mu Xin



Jun Xin



Ni Mai Jiao Lin

- All four products are included in the National Medical Insurance Catalog
- Over 8,000 drugs are sold through the distribution platform

Lotus Pharmaceuticals Brands

Mai Xin


Valsartan Capsules
Valsartan Capsules

- Valsartan capsule
- Hypertension
- = Diovan (Norvartis) under SFDA bioequivalence tests


CAGR = 184.3%
In Millions of US$
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.1
0.4
1.0
2.5
6.3
13.0
2002 2003 2004 2005 2006 2007

Mu Xin


MU XIN
5ml 10mg

- Brimonidine tartrate eye drops
- Open angle glaucoma
- = Alphagan (AMO) under SFDA clinical tests


CAGR = 81.7%
In Millions of US$
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1.0
3.0
6.0
2005
2006
2007

Jun Xin


君欣

- Levoflaxin lactate powder for injection
- Anti-infective


CAGR = 166.7%
In Millions of US$
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
3.0
8.0
2006
2007

Ni Mai Jiao Lin


注射用尼麦角林
Nicergoline for Injection
4mg

- Nicergoline for injection
- Central Nervous System Complication


In Millions of US$
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
3.0
2007

Established Product Portfolio

Total sales of $36.2M in 2006,
of which Lotus' four existing products accounted for 60.4%, or $21.9M

Total sales of $37.6M through 3rd Quarter 2007,
of which Lotus' four existing products account for 65.2%, or $24.5M

Other Revenue Sources

Lotus Branded Drugs


Other Wholesale Drugs, 3.8%
Retail, 7.8%
Contract Research, 5.3%
Contract Manufacturing, 18.0%
Mai Xin, 30.5%
Mu Xin, 12.7%
Jun Xin, 16.9%
Ni Mai Jiao Lin, 5.1%

Deep Pipeline for Sustainable Growth

LOTUS pharmaceuticals

Lotus has 7 drugs on which the pre-clinical studies are complete and the SFDA application has been launched

Product Candidate	Therapeutic Effects and Disease Indication	Category	Expected Time of Introduction	Potential Monitoring Period
1. Sodium Aescinate-Injection	Central Nervous System	Drug Category 6	2008	N/A
2. Gatifloxacin Lactate-Injection	Anti-Infectives	Drug Category 5	2008	N/A
3. Calcium Dibutyryl Adenosine Monophosphate-Injection	Cardiovascular	Drug Category 6	2009	N/A
4. Isosorbide Mononitrate-Sustained Release Tablets	Cardiovascular	Drug Category 6	2009	N/A
5. Rabeprazole Sodium-Pills	Gastrointestinal	Drug Category 4	2010	4 Years
6. Compound Allanto-Dispersible Tablets	Gastrointestinal	Drug Category 5	2010	N/A
7. Candesartan-Pills	Cardiovascular	Drug Category 5	2011	N/A

* Category specifications defined under "Detailed Rules on the Drug Administration Law of the PRC":

Drug categorization

- 1-2 New drugs not yet introduced to the market globally
- 3-4 New drugs not introduced to China
- 5 Drugs marketed in China with a new formulation
- 6 Generics

Traditional Chinese Medicine categorization

- 1-6 Drugs with new active ingredients
- 7 Drugs marketed with a new delivery technology
- 8 Drugs marketed with a new formulation
- 9 Generics

Deep Pipeline for Sustainable Growth

LOTUS pharmaceuticals

Lotus has 14 drugs under pre-clinical trials as of the end of November 2007

Product Candidate	Therapeutic Effects and Disease Indication	Category	Expected Time of Introduction	Potential Monitoring Period
Sustained Release Tablets				
1. Gliclazide	Hormone-Diabetes	Drug Category 6	2009	N/A
2. Hawthorn Flavonoids	Cardiovascular	TCM Category 6	2011	20 Years Patent Protection
Controlled Release Tablets				
1. Salbutamol Sulfate	Respiratory	Drug Category 6	2009	N/A
2. Dilthiazem	Cardiovascular	Drug Category 5	2009	N/A
3. Doxazosin	Hormone	Drug Category 5	2009	N/A
4. Nifedipine	Cardiovascular	Drug Category 5	2009	N/A
5. Lovastatin	Cardiovascular	Drug Category 6	2010	N/A
6. Felodipine	Cardiovascular	Drug Category 5	2010	2
7. Simvastatin	Cardiovascular	Drug Category 5	2010	2
8. Verapamil Hydrochloride	Cardiovascular	Drug Category 5	2011	N/A
9. Nisoldipine	Cardiovascular	Drug Category 5	2011	2
10. Valsartan	Cardiovascular	Drug Category 5	2011	2
TCM/Granules				
1. Compound Balloonflower	Respiratory	TCM Category 8	2012	20 Years
2. Aster Monomer Extractive	Inflammatory	TCM Category 1	2013	20 Years

- Pipeline targets the top therapeutic classes: anti-infective, gastrointestinal, cardiovascular, and hormone drugs
- These classes currently comprise 83% of the total Chinese pharmaceutical market (45%, 14%, 12%, and 12%, respectively)

R&D: Future Development Plan

- 3-4 new product launches each year
- Strategic therapeutic area focus: Cardiovascular & Hormone
- Branded generics + innovative +Traditional Chinese Medicine (TCM) technology based products
- Guided by first-hand market research and data collection
- Future acquisitions

Successful Management Team



Liu Zhong Yi, Chief Executive Officer and President
• Founder and Chairman of Lotus Pharmaceuticals
• Established the Research Center of Space Flight Biological Engineering Technology while working for the Chinese Government in 1992
• Entered the private sector four years later by starting his first pharmaceutical company in Beijing
• Earned Master's Degree in Beijing hospitals



Adam Wasserman, Chief Financial Officer
• CEO of CFO Oncall, Inc. since October 1999
• Audit manager at American Express Tax & Business in Fort Lauderdale, Florida from June 1991 to September 1999
• Senior auditor and staff accountant with Deloitte & Touche, LLP from June 1986 to May 1991
• Bachelor of Administration from New York State University at Albany
• Member of The American Institute of Certified Public Accountants

Distinguished Board of Directors

Ian Ashley
• Attending Physician at Providence Hospital in Waco, Texas since 2002
Li Ping
• Salesman and deputy manager of the sales department of Beijing Dongcheng Medicine Wholesale Company from 1984-1999
Liu Jin
• Accountant for the Finance Bureau of Liangcheng County from 1958-1970

Mel Rothberg
• CEO of Advanced Processing and Imaging, CEO of Dharma Biomedical and CEO of Rothberg Associates, Inc
Caeli Widger
• Has directed large-scale staffing projects Since April 2000
Xian Xuemei
• Responsible for medical quality inspections at Liang Fang Pharmacy Co since 2001

Rapid Organic Growth

Revenue



2005-2006 Growth:
Revenue = 97.4%
Gross Profit = 157.5%
In Millions of US$
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
18.3
3.8
20.5%
36.2
9.7
26.7%
37.6
14.9
39.6%
2005
2006
2007 (Through 9/30)
Total Revenues
Gross Profit
Gross Margin

Net Income



2005-2006 Growth
Net Income = 123.9%
EBIT = 623.4%
In Millions of US$
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1.8
0.6
10.0%
3.3%
4.1
4.4
12.2%
11.3%
6.0
7.7
20.5%
15.9%
2005
2006
2007 (Through 9/30)
Net Income
EBIT
Net Margin
EBIT Margin

Solid Balance Sheet

Sources of Capital



12/31/06
Debt / Equity = 75.1%
9/30/07
Debt / Equity = 49.7%
In Millions of US$
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
8.8
11.8
20.6
10.0
20.2
30.2
12/31/2006
9/30/2007
Total Liabilities
Total Equity
Total Assets

Activity Ratios



Ratio
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
5.0x
8.5x
6.2x
2.4x
26.7x
6.2x
12/31/2006
9/30/2007
A/R Turnover
Inventory Turnover
Fixed Asset Turnover

Growth Strategy

Growth Strategy

Pipeline product portfolio consisting of branded generics and innovative products

- Cardiovascular and hormone agents are identified as the strategic focus

Market penetration

- Penetrating deep into the target geographic markets. Already an important player in Inner Mongolia and Anhui, Lotus will expand into Beijing

Sell direct

- Building an internal sales force to sell to the hospital markets directly for better control, profitability and market intelligence

Retail Pharmacies

- Establishing a significant retail pharmacy presence in Beijing for growth and brand building

Expand through acquisitions as well as through organic growth

- Pursuing two types of targets: (1) companies with late-stage clinical products, technologies or suitable businesses; and (2) distribution channels that sell directly to the hospital markets in regions with high barriers to entry

Concluding Remarks

Maximizing Shareholder Return


Significant Upside Potential
Acquisitions
Pipeline of
Innovative Products
Distribution Capabilities for
Current Product Portfolio

Appendix

Corporate Structure


Lotus Pharmaceuticals, Inc
Outside China
Inside China
100%
Beijing Lotus Genesis Pharmaceutical Co, Ltd
Mr. Liu and Senior Management
100%
100%
Contractual Agreement
Beijing Liang Fang Pharmaceutical Co, Ltd
Beijing En Ze Jia Shi Pharmaceutical Co, Ltd
Contractual Agreement

Capitalization Summary

Share Ownership	Pre-Offering	% Held
Dr. Liu Zhong Yi	18,812,400	45.26%
Mrs. Song Zhenghong	6,738,000	16.21%
Genesis Technology Group, Inc.	3,200,000	7.70%
Mr. Shaohua Tan	3,170,304	7.63%
China West, LLC	2,802,400	6.74%
Other shareholders (with less than 5%)	6,841,096	16.46%
Total Shares Outstanding	**41,564,200**	**100.00%**

As of 12/4/07